ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

21 August 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

8/27

Lodgement with Australian Stock Exchange:
21 August 2002 ASX Announcement and Media Release

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 93[illegible]3930 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293
FIRST AUSTRALIAN RESOURCES LIMITED
Incorporated in Western Australia

Wed 21 Aug 2002

ASX ANNOUNCEMENT AND MEDIA RELEASE
ACTIVITY UPDATE

SALES COMMENCE AT LAKE LONG

Gas/condensate sales into the Columbia Gas Pipeline System from the SL328 #2ST well at Lake Long, South Louisiana commenced on 2 August 2002. The well is being produced at 1.52 million cubic feet of gas and 17 barrels of condensate per day on a 9.5/64 inch choke at a flowing tubing pressure of 1970 psi. Gas is currently US$3.26 per mcf.

Production is from the J Sand interval. This interval will be produced first with the other two zones (9500 Sand and H Sand) remaining behind pipe for future production once the J Sand has been fully exploited.

The well is the first in a series of up to five wells planned by FAR in the gulf coast region during 2002/ early 2003 and brings to four the number of successes FAR has enjoyed at Lake Long from four wells in which it has participated. The No. 6 and No. 7 wells, in which FAR holds a 22.2 percent and 11.1 percent interest respectively, are still producing both oil and gas into the central production system with Columbia Gas and Amoco being the ultimate product purchasers.

The Lake Long Field has produced over 300 BCF of gas and 20 million barrels of oil from some 26 separate zones ranging in thickness from 5 to 100 feet. Public domain well log and production data supports well averages approximating 5 BCF and 40,000 barrels of condensate. The entire field is covered with 3D seismic.

The Operator of the Lake Long State Lease 328 is Kriti Exploration Inc of Houston Texas, a company controlled by shipping interests in Athens, Greece. FAR has an 11.25 percent working interest in the SL328 #2ST well. Other participants are all USA based entities.

DRILLING OF RAINOSEK PROJECT PLANNED FOR SEPTEMBER FAR TO INCREASE PARTICIPATION LEVEL TO 20 PERCENT

Following receipt of a new Engineering Study prepared by Haas Petroleum Engineering Services, Inc of Dallas, Texas, FAR has entered into negotiations to increase its level of participation in the Rainosek development project located in Lavaca County Texas to 20 percent. The leasehold area comprises approximately 632 acres located on and to the southeast of the Word field area covered by 3D seismic and includes two producing wells and associated production equipment including tanks and pipelines.

The Study by Haas estimates Total Proved and Probable Reserves of 8.34 billion cubic feet of gas and 776,978 barrels of oil may be recovered from the objective Wilcox Sands by 2 wells. Using pricing parameters of US$20 per bbl and US$2.20 per mcf with escalation, the project (100%) has a present worth discounted at 10 percent of US$14.9 million. Prices used in the study compare to current product prices of US$30 per bbl and US$3.26 per mcf.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

The Rainosek Project is seen as offering low risk but high potential. The study did not take into account potential in the 5850 foot Upper Wilcox or the deeper Midcox and Edwards formations, which are productive in nearby wells and could see target reserves substantially in excess of the Haas Study.

The project involves the drilling of an 8,750 foot test of nine potential Eocene Wilcox pay zones planned for late September 2002 to be followed by the re-entry and stimulation of an existing Midcox producer. Importantly the project is supported by subsurface well control and 3D seismic. Provided the Rainosek-3 well is successful up to three additional locations have been identified for drilling during 2003.

FAR's working interest of 20 percent is subject to final documentation. FAR is being joined in the Rainosek Project by its partner at Lake Long, Kriti Exploration, Inc. Other working interests are held by North American entities.

CHINA - BEIBU GULF BLOCK 22/12 - 10%
OPERATOR: ROC

Block 22/12 is situated approximately 60 km off the coast of China, northwest of Hainan Island, and covers an area of 456 sq km. Water depths are shallow, ranging from, approximately, 10 metres to 40 metres. Within the Block there are several undeveloped oil accumulations which merit further study.

A new 421 sq km 3D seismic survey commenced on 28 July 2002 and is reported to be more than 60 percent complete. The survey will provide modern coverage over the permit area including the five undeveloped oil accumulations and several other areas of specific exploration interest.

The seismic acquisition is being conducted in conjunction with scoping studies designed to enable the joint venture to fast track the development of oil accumulations within the block. One exploration well and one or more appraisal wells may be drilled during 2003 subject to the outcome of this program.

The Block is supported by good infrastructure and lies adjacent to the 12/1-1 Oil Field. A pipeline to the Weizhou Island Oil Terminal, 10 km to the north, passes within 5 km of the Block.

AUSTRALIA - WA-254-P - OFFSHORE CARNARVON BASIN,
10.71% (parts 1, 3 and 4), 11.25% (part 2)
(OPERATOR - APACHE ENERGY LTD)

The JV has approved the Argos Prospect for drilling with a scheduled spud date of 4 Nov 2002. Argos will be drilled using the Apache operated Ensco 56 jackup rig. Argos is on trend and approximately 3 km south of the Woodside operated Legendre Field commissioned mid 2001 at 40,000 barrels of oil per day. The Prospect is supported by modern 3D seismic and its proximity to infrastructure provides a robust economic model for development.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au